                                                             OMB APPROVAL
                                                       ----------------------
                                 UNITED STATES         OMB Number:  3236-0148
                    SECURITIES AND EXCHANGE COMMISSION Expires:  August 31, 1991
                            WASHINGTON, D.C. 20549     Estimated average burden
                                                       hours per response: 14.80

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 9  )*
                                           ---

                            AMSERV HEALTHCARE INC.
----------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
----------------------------------------------------------------------------

                        (Title of Class of Securities)

                                   032162109
      ------------------------------------------------------------------
                                 (CUSIP Number)


Leslie Hodge, AMSERV HEALTHCARE INC., 3252 Holiday Court, #204, La Jolla, CA
-----------------------------------------------------------------------------
                             92037  (619) 597-1000
                             ---------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 16, 1996
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


------------------------------                     --------------------------
 CUSIP NO.  032162109                               PAGE   2   OF  14  PAGES
          ------------------                            -------  ------
------------------------------                     --------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Eugene J. Mora                                 SSN ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                        (a)
                                                                          (b)
-------------------------------------------------------------------------------
      SEC USE ONLY
 3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       SC and PF
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2 (D) OR 2(E)

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
--------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES               479,527 shares of common stock         65,000 options
                   -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY
                  --------------------------------------------------------------
       EACH
                          SOLE DISPOSITIVE POWER
     REPORTING       9
                           479,527 shares of common stock         65,000 options
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
       544,527
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 13
       16.3% of common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
       IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
----------------------------

     This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Shares"), of AMSERV HEALTHCARE INC., a Delaware corporation (the "Company"), with executive offices located at 3252 Holiday Court, #204, La Jolla, California.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

     This Amendment No. 9 to Schedule 13D is being filed by Eugene J. Mora. There is no change to the remaining information contained in Item 2 of Schedule 13D, as amended to date.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     The information set forth in Item 3 of Mr. Mora's Schedule 13D, as amended, is hereby amended as follows:

     The 110,500 Shares listed in Item 5(c) were purchased through the exercise of stock options pursuant to a stock option plan, with personal funds in the amount of $1,105 and a Promissory Note between Mr. Mora and the Company in the original principal amount of $199,342. The Promissory Note is a recourse obligation of Mr. Mora secured by the 110,500 Shares, bears interest at the rate of 5.73% per annum and matures in January 2001.

     On January 16, 1996, the Company and Mr. Mora amended the terms of a Promissory Note described in Item 3 of Amendment No. 8 to Mr. Mora's Schedule 13D in the original principal amount of $198,440 (the "Previous Note"). The Previous Note, which matures in April 2000, was secured by 177,652 Shares owned by Mr. Mora and bore interest at the rate of 10% per annum. As amended, the Previous Note has become a recourse note secured by 110,000 Shares owned by Mr. Mora and will bear interest at the rate of 5.73% per annum.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     There is no change to the information contained in Item 4 of Schedule 13D, as amended to date.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     The information set forth in Item 5 of Mr. Mora's Schedule 13D, as amended, is hereby amended as follows:

     (a) The aggregate number of Shares of which Mr. Mora may be deemed to be the beneficial owner is 544,527, which is 16.3% of the 3,274,953 presently outstanding Shares of the Company. Mr. Mora directly owns 479,527 Shares. Mr. Mora is also the record owner of nonqualified stock options to purchase 65,000 Shares (the "Option Shares"). The total number of Shares beneficially owned by Mr. Mora includes the Option Shares.

     (b) Mr. Mora has the sole power to vote and dispose of 544,527 Shares.

     (c) On January 16, 1996, Mr. Mora purchased 110,500 Shares at a price of $1.814 per share through the exercise of stock options.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

                                                                   Pages 5 of 14

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
-------------------------------------------------------------------------
RESPECT TO SECURITIES OF THE ISSUER
-----------------------------------

     The information set forth in Item 6 of Mr. Mora's Schedule 13D, as amended, is hereby amended as follows:

     Mr. Mora is a party to a recourse Promissory Note dated January 16, 1996 between himself and the Company (Exhibit (a)) in the original principal amount of $199,342, which is secured by 110,500 Shares purchased by Mr. Mora on January 16, 1996 through the exercise of stock options. The Promissory Note bears interest at the rate of 5.73% per annum and matures in January 2001.

     Mr. Mora also is a party to a Stock Pledge Agreement, attached as Exhibit
(b), between himself and the Company with respect to the 110,500 Shares purchased by Mr. Mora on January 16, 1996, which secure the Promissory Note described above.

     In addition, Mr. Mora is a party to a Promissory Note dated April 20, 1995 (the "Previous Note"), attached as Exhibit (a) to Amendment No. 8 to Mr. Mora's
Schedule 13D, between himself and the Company in the original principal amount of $198,440, which matures in April 2000 and which, as amended, has become a recourse note secured by 110,000 Shares owned by Mr. Mora, bearing interest at the rate of 5.73% per annum. The Amendment to Promissory Note, dated January 16, 1996, is attached as Exhibit (c).

     The Previous Note is secured by a Stock Pledge Agreement, attached as Exhibit (b) to Amendment No. 8 to Mr. Mora's Schedule 13D, between himself and the Company which, as amended, covers 110,000 Shares owned by Mr. Mora. The Amendment to Stock Pledge Agreement, dated January 16, 1996, is attached as Exhibit (d).

     In the event of any default by Mr. Mora under the Promissory Notes or the Stock Pledge Agreements described above, the Company has the right to take the Shares pledged by Mr. Mora in repayment of the Promissory Notes, and the right to sell such Shares at public or private sale. So long as no fault occurs under either of the Promissory Notes or either of the Stock Pledge Agreements, Mr. Mora is entitled to receive all dividends paid on such Shares, to vote such Shares in all matters and to otherwise be entitled to all rights of ownership of such Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     The information set forth in Item 7 of Mr. Mora's Schedule 13D, as amended, is hereby amended as follows:

     (a) Promissory Note dated January 16, 1996 between Mr. Mora and the
Company.

     (b) Stock Pledge Agreement dated January 16, 1996 between Mr. Mora and the Company.

     (c) Amendment to Promissory Note dated January 16, 1996 between Mr. Mora and the Company.

     (d) Amendment to Stock Pledge Agreement dated January 16, 1996 between Mr. Mora and the Company.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Signature

Date: January 24, 1996                       /s/ Eugene J. Mora

                                             Eugene J. Mora
                                             President, AMSERV HEALTHCARE INC.

                                 EXHIBIT INDEX


     (a) Promissory Note dated January 16, 1996 between Mr. Mora and the
         Company.

     (b) Stock Pledge Agreement dated January 16, 1996 between Mr. Mora and the Company.

     (c) Amendment to Promissory Note dated January 16, 1996 between Mr. Mora and the Company.

     (d) Amendment to Stock Pledge Agreement dated January 16, 1996 between Mr. Mora and the Company.

                                                                    Page 8 of 14
                                 EXHIBIT (a)

                                PROMISSORY NOTE

$199,342                                                        January 16, 1996
                                                           San Diego, California


          1. FOR VALUE RECEIVED, Eugene J. Mora ("Payor") promises to pay to the order of AMSERV HEALTHCARE INC. (the "Company") the principal sum of One Hundred Ninety-Nine Thousand Three Hundred Forty-Two Dollars ($199,342), with interest on the unpaid principal amount owing from time to time at five and seventy-three hundredths percent (5.73%) per annum, compounded annually, commencing with the date hereof and continuing on the unpaid principal until paid. Principal and all accrued interest remaining unpaid shall be due on January 16, 2001.

          2. All payments of interest and principal shall be in lawful money of the United States of America or, at the election of Payor, in shares of Common Stock of the Company valued as set forth below, or in salary reduction and/or any monies currently due at the time of such payments to Payor under any Employment Agreement or Consulting Agreement with the Company, valued on a dollar-for-dollar basis. The value of any shares of Common Stock of the Company as of a given repayment date shall be: (i) the closing price of a share of the Company's Common Stock on the principal exchange on which shares of the Company's Common Stock are then trading, if any, on the trading day previous to such date, or, if shares were not traded on the day previous to such date, then on the next preceding trading day during which a sale occurred; or (ii) if such Common Stock is not traded on an exchange but is quoted on Nasdaq or a successor quotation system, (1) the closing price (if the Company's Common Stock is then listed as a National Market Issue under the Nasdaq National Market) or (2) the mean between the closing representative bid and asked prices (in all other cases) for the Company's Common Stock on the trading day previous to such date as reported by Nasdaq or such successor quotation system; or (iii) if such Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the mean between the closing bid and asked prices for the Company's Common Stock, on the trading day previous to such date, as determined in good faith by the Board of Directors of the Company; or (iv) if the Company's Common Stock is not publicly traded, the fair market value determined in good faith by the Board of Directors of the Company.

          3. Payor may prepay this Note in whole or in part at any time or from time to time, without penalty or additional fees, provided that Payor pays all accrued interest due with respect to such principal prepayment at the time of such prepayment.

          4. At the option of the holder hereof, this Note shall be immediately due and payable, without notice or demand, upon the occurrence at any time of any of the following events of default:

               4.1 One Hundred Twenty (120) days following the termination of Payor's Employment Agreement as a result of Payor's death;

               4.2 The making of an assignment for the benefit of creditors of Payor, or the appointment of a receiver for all or substantially all of Payor's property or the filing by Payor of a petition in bankruptcy or other similar proceeding under law for the relief of creditors; or

               4.3 The filing against Payor of a petition in bankruptcy or other similar proceeding under law for relief of debtors, and such petition is not vacated or discharged within sixty (60) days after the filing thereof.

          5. This Note is secured by a Stock Pledge Agreement of even date herewith. This Note is a recourse obligation of Payor.

          6. Presentment, demand, protest, notices of protest, dishonor and nonpayment of this Note and all notices of every kind (other than those specifically provided for in this Note) are hereby waived. No single or partial exercise of, or forbearance from exercising, any power hereunder shall preclude other or further exercises thereof or the exercise of any other power. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note.

          7. This Note shall be governed by and construed in accordance with the laws of the State of California.




                                                 /s/ Eugene J. Mora
                                                 ------------------------------
                                                 EUGENE J. MORA

                                 EXHIBIT (b)

                             STOCK PLEDGE AGREEMENT

     This Stock Pledge Agreement is entered into as of the 16th day of January, 1996, by and between Eugene J. Mora ("Debtor"), and AMSERV HEALTHCARE INC., a Delaware corporation ("Creditor").

     A. In connection with the entering into of this Stock Pledge Agreement, upon exercise of certain stock options, on January 16, 1996, Debtor purchased 110,500 shares of Common Stock of Creditor, of which $1,105 has been paid in cash and the balance of $199,342 is evidenced by a Promissory Note (the "Note") executed by Debtor to Creditor of even date herewith.

     B. The parties hereto desire to secure the repayment of said Note with a pledge of the 110,500 shares (the "Pledged Shares").

     WHEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

     1.  Grant of Security Interest.  Debtor hereby grants to Creditor a
         --------------------------
security interest pursuant to the California Uniform Commercial Code in all of the Pledged Shares to secure the repayment of said Note and any and all obligations under this Stock Pledge Agreement. Debtor is hereby delivering stock certificates representing the Pledged Shares to Creditor for purposes of perfecting the security interest. Such stock certificates will be legended to reflect that the Pledged Shares are subject to this Stock Pledge Agreement.

     2.  Partial Release.  The Pledged Shares shall be released from the terms
         ---------------
of this Stock Pledge Agreement and certificates representing the Pledged Shares shall be returned to Debtor upon a material breach by Creditor of any financial obligations to Debtor under any Employment Agreement, Consulting Agreement or other agreements between Debtor and Creditor, which breach remains uncured for a period of thirty (30) days after receipt of written notice of such default by Creditor. All or a portion of the Pledged Shares shall be released from the terms of the Stock Pledge Agreement and certificates representing such released Pledged Shares shall be returned to Debtor in connection with the prepayment of all or a portion of the Note. The amount of the Pledged Shares to be released shall be equal to the principal amount being repaid divided by $1.814 per share (the option exercise price on the Pledged Shares less $.01 per share which was paid in cash), provided that all accrued interest due with respect to the principal amount being prepaid shall be paid on the date of the prepayment. All remaining Pledged Shares shall be released to Debtor upon full payment of the Note together with interest due thereon.

     3.  Default by Debtor.  In the event of any default by Debtor under said
         -----------------
Note or this Stock Pledge Agreement, the full amount of unpaid principal and interest owed by Debtor under the Note shall become immediately due and payable, and Creditor shall have the right to take the Pledged Shares in repayment of said Note, and the right to sell the Pledged Shares at public or private sale. Any excess, after payment of expenses incident to such sales, in such net proceeds shall be forwarded to Debtor.

     4.  Recapitalization of the Corporation.  In the event of any
         -----------------------------------
recapitalization of Creditor, whether by stock split, merger, consolidation, sale of assets, exchange of stock, or any other manner whatsoever, Creditor's security interest as set forth herein shall automatically without need of any further action attach to the stock or property into which the Pledged Shares have been converted.

     5.  Rights of Shareholder.  So long as no default occurs under said Note or
         ---------------------
this Stock Pledge Agreement, Debtor shall be entitled to receive all dividends paid on the Pledged Shares, to vote the Pledged Shares in all matters, and to otherwise be entitled to all rights of ownership of the Pledged Shares; provided, however, notwithstanding the foregoing, Creditor shall retain possession of the Pledged Shares and any transfer or grant of a security interest in the Pledged Shares by Debtor shall at all times remain subject and subordinate to Creditor's prior security interest; provided, further, that Debtor shall not vote the Pledged Shares for any plan to terminate, liquidate, dissolve, merge, consolidate, reorganize, or otherwise alter the form of Creditor, or to authorize any stock dividends or to alter or amend the Certificate of Incorporation, without first receiving prior written consent from Creditor.

     6.  Securities Laws.  Debtor acknowledges that various federal and state
         ---------------
securities laws may prohibit or prevent the advertising for sale of the Pledged Shares as required by a public sale as described in Paragraph 3 hereof. Therefore, Debtor consents to a private sale by Creditor upon the occurrence of an event of default and expressly acknowledges that such a private sale is commercially reasonable, given the nature and circumstances of the transaction contemplated by this Stock Pledge Agreement.

     7.  Waiver.  Presentment, demand, protest, notices of protest, dishonor and
         ------
nonpayment of the Note or under this Stock Pledge Agreement and all notices of every kind (other than those specifically provided for herein or in the Note) are hereby waived. No single or partial exercise of, or forbearance from exercising, any power hereunder shall preclude other or further exercises thereof or the exercise of any other power. No delay or omission on the part of the holder of the Note in exercising any right thereunder or hereunder shall operate as a waiver of such right or of any other right under the Note or hereunder.

     8.  Governing Law.  This Stock Pledge Agreement shall be governed by and
         -------------
construed in accordance with the laws of the State of California.

     9.  Miscellaneous.  The rights of Creditor hereunder shall inure to the
         -------------
benefit of its successors and assigns, and the obligations of Debtor hereunder shall bind its successors and assigns.

     IN WITNESS WHEREOF, the parties hereto have signed this Stock Pledge Agreement as of the date set forth above.


                                                   /s/ Eugene J. Mora
                                                   -----------------------------
                                                   Eugene J. Mora

                                                   AMSERV HEALTHCARE INC.

                                                   /s/ Leslie Hodge
                                                   ----------------------------
                                                   By: Leslie Hodge
                                                   Its: Secretary

                                 EXHIBIT (c)

                         AMENDMENT TO PROMISSORY NOTE


     The Promissory Note dated April 20, 1995, from Eugene J. Mora to AMSERV HEALTHCARE INC., a Delaware corporation, in the principal amount of $198,440 (the "Note"), is hereby amended as of January 16, 1996, as follows:

     1. The phrase "until paid" on the sixth line of Paragraph 1 is hereby deleted and replaced with "until January 16, 1996, at which time the interest on the unpaid principal amount and unpaid interest owing from time to time shall be five and seventy-three one hundredths percent (5.73%) per annum, compounding annually, continuing on the unpaid principal until paid".

     2.  Paragraph 5 is hereby deleted in its entirety and replaced with:

     "This Note is secured by a Stock Pledge Agreement of even date herewith. This Note is a recourse obligation of Payor."

     3. Except as modified herein the terms and conditions of the Note remain in full force and effect in accordance with their terms and the Note and this amendment shall be deemed to constitute one integrated agreement.



                                       /s/ Eugene J. Mora
                                       ------------------
                                       Eugene J. Mora

                                 EXHIBIT (d)

                      AMENDMENT TO STOCK PLEDGE AGREEMENT


     The Stock Pledge Agreement dated April 20, 1995, by and between Eugene J. Mora and AMSERV HEALTHCARE INC., a Delaware corporation (the "Agreement"), is hereby amended as of January 16, 1996, as follows:

     1. Paragraph B is amended by deleting the phrase "both the 67,562 Shares and", and also replacing the phrase "(collectively," with "(the".

     2. The first sentence of Paragraph 2 is hereby amended by replacing both occurrences of "67,572 Shares" with "Pledged Shares". The remaining sentences of Paragraph 2 are hereby amended by replacing all occurrences of "110,000 Shares" with "Pledged Shares".

     3. The second sentence of Paragraph 3 beginning with "Creditor shall have no right" is hereby deleted in its entirety.

     4. Except as modified herein the terms and conditions of the Agreement remain in full force and effect in accordance with their terms and the Agreement and this amendment shall be deemed to constitute one integrated agreement.


                                          /s/ Eugene J. Mora
                                          ____________________
                                          Eugene J. Mora

                                          AMSERV HEALTHCARE INC.

                                          /s/ Leslie Hodge
                                          ____________________
                                          By:  Leslie Hodge
                                          Its:  Secretary